UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
DIODES INCORPORATED
(Name of Issuer)
Common Stock, $0.66 2/3 Par Value
(Title of Class of Securities)
254543 10 1
(CUSIP Number)
Carl C. Wertz
Chief Financial Officer
15660 North Dallas Parkway, Suite 850, Dallas, Texas 75248
(972) 385-2810
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 15, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	254543 10 1	Page	2	of	6 Pages

1	NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Lite-On Semiconductor Corporation (previously reported as held by Silitek Corporation, see Item 1. Security and Issuer)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Taiwan, Republic of China

	7	SOLE VOTING POWER

NUMBER OF		8,365,781

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,365,781

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,365,781

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D/A

CUSIP No.	254543 10 1	Page	3	of	6 Pages
Item 1. Security and Issuer
     This Schedule 13D, Amendment No. 8, dated February 26, 2009, (“Amendment No. 8”), amends and supplements the Schedule 13D dated February 1, 1990, the Schedule 13D, Amendment No. 1, dated March 5, 1990 (“Amendment No. 1”), the Schedule 13D, Amendment No. 2, dated December 6, 1991, (“Amendment No. 2”), the Schedule 13D, Amendment No. 3, dated May 4, 1993 (“Amendment No. 3”), the Schedule 13D, Amendment No. 4, dated April 10, 1994 (“Amendment No. 4”), the Schedule 13D, Amendment No. 5, dated August 10, 1995 (“Amendment No. 5”) and the Schedule 13D, Amendment No. 6, dated July 8, 1997 (“Amendment No. 6”), filed by Silitek Corporation, a Taiwan, Republic of China corporation (“Silitek”), and the Schedule 13D, Amendment No.7, dated November 22, 2005 (“Amendment No. 7”) filed by Lite-On Technology Corporation (“Lite-On Technology”). In October 2002, Silitek and Taiwan Lite-On merged with Lite-On Technology with Lite-On Technology being the surviving company.
     Except as otherwise set forth in this Amendment No. 8, all of the information reported in the Schedule 13D and Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 is hereby incorporated in this Amendment No. 8. Capitalized terms not otherwise defined herein shall have the same meanings given them in Schedule 13D and Amendment Nos. 1, 2, 3, 4, 5, 6 and 7.
     (a) The name of the issuer is Diodes Incorporated (the “Issuer” or “Diodes”).
     (b) The address of the Issuer’s principal executive office is 15660 North Dallas Parkway, Suite 850, Dallas, Texas 75248.
     (c) The title of the class of securities to which this statement relates is the Common Stock, par value $0.66 2/3 of the Issuer (the “Common Stock”).
Item 2. Identity and Background
     (a) The Common Stock to which this Amendment No. 8 relates is held in the name of Lite-On Semiconductor Corporation, a Taiwan, Republic of China, corporation (“Lite-On Semiconductor”), which is a subsidiary of Lite-On Technology.
     (b) The principal office of Lite-On Semiconductor is located at 9F. No. 233-2, Pao-Chiao Road, Hsin-Tien, Taipei-hsien 23115, Taiwan, Republic of China.
     (c) Lite-On Semiconductor is engaged in the manufacture and sale of electronic components and equipment, including semiconductor rectifiers. Diodes is in the business of the manufacture and sale of high-quality application specific standard products within the broad discrete and analog semiconductor markets.
     (d) — (f) Not applicable.
Item 3. Source and Amount of Funds and Other Consideration
     Not applicable.

SCHEDULE 13D/A

CUSIP No.	254543 10 1	Page	4	of	6 Pages
Item 4. Purpose of Transaction
     The information in Item 4 of the Schedule 13D is hereby amended by adding the following:
     During the period from May 15 to May 19, 2008 and the period from August 13 to August 15, 2008, Lite-On Semiconductor sold an aggregate amount of 300,000 shares of the Common Stock in the open market.

SCHEDULE 13D/A

CUSIP No.	254543 10 1	Page	5	of	6 Pages
Item 5. Interest in Securities of the Issuer
     (a) Following the event to which this Amendment No. 8 relates, Lite-On Semiconductor owned beneficially, 8,365,781 shares of Common Stock. This total number of shares of Common Stock owned by Lite-On Semiconductor represents 20.2 percent of the Common Stock of Diodes outstanding based upon the number of shares of Common Stock outstanding as contained in the Issuer’s Annual Report on Form 10-K for the fiscal period ended December 31, 2008.
     (b) Lite-On Semiconductor has the sole power to vote and dispose of 8,365,781 shares of Common Stock.
     (c) There have been no other transactions that were effected during the past 60 days by Lite-On Semiconductor.
     (d) — (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer except as otherwise set forth herein.
Item 7. Material to Be Filed as Exhibits
     Not applicable.

SCHEDULE 13D/A

CUSIP No.	254543 10 1	Page	6	of	6 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 26, 2009

LITE-ON SEMICONDUCTOR CORPORATION
By:	/s/ C.C. Chen
C.C. Chen
President